RedBall Acquisition Corp.

667 Madison Avenue

New York, New York 10065

January 21, 2022

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Blaise Rhodes

Angela Lumley

Katherine Bagley

Dietrich King

Re:	RedBall Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed on December 14, 2021

File No. 333-260610

Ladies and Gentlemen:

This letter sets forth the responses of RedBall Acquisition Corp. (“RedBall,” “we,” “us,” or “our”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 6, 2022 (the “Comment Letter”) with respect to the Amendment No. 1 to the Registration Statement on Form S-4 (the “Amendment No. 1”) filed by RedBall on December 14, 2021.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment.

Amendment No. 1 to Registration Statement on Form S-4 filed on December 14, 2021

Interests of RedBall’s Directors and Executive Officers in the Business Combination, page 19

1.	We note your response to comment 6 and your revised disclosure. Please disclose the current value of the private placement warrants held by your sponsor and affiliates.

Response: We acknowledge the Staff’s comment and have revised the disclosures on page 22 and page 144 of Amendment No. 2.

2.

We note your response to comment 7, including that “[a]lthough Rule 14e-5(b) is not applicable to this transaction, any purchases of public shares will be made in compliance with the Exchange Act.” Please provide us with a detailed legal analysis explaining why 14e-5 is not applicable to these purchases, including a discussion of the exception to Rule 14e-5 under which purchases would be made.

Response: We acknowledge the Staff’s comment and have removed the disclosures relating to the potential purchase of public shares by the Sponsor, SeatGeek or their directors, officers, advisors or respective affiliates.

Risk Factors

“Our payments system depends on third-party providers and is subject to risks that may harm our business.”, page 48

3.

We note your response to comment 14. Please amend your disclosure to identify the provider upon which you currently rely for your payment processing, and to describe the material terms of the agreement with this provider. Alternatively, please provide us with a detailed legal analysis as to why this information is not material to investors, given your current reliance on this provider to process payments associated with “[n]early all [y]our revenue.”

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we do not believe we are required to identify the processor or describe the material terms of the agreement with the provider, as SeatGeek is not substantially dependent on this provider to provide payment processing services to its business. SeatGeek currently has commercial arrangements with three third-party processors to process payment transactions on its behalf. Though SeatGeek was previously working with one processor to process nearly all of its transactions, there were no exclusivity requirements with this processor and over the course of late December 2021 and early January 2022, SeatGeek moved a meaningful amount of transactions processing (and associated revenue) to a new provider, demonstrating that alternative processors are available if necessary. Accordingly, SeatGeek’s commercial arrangements with its payment processors are in the ordinary course of SeatGeek’s business. We respectfully advise the Staff that we have revised the risk factor on page 48 of Amendment No. 2 to reflect that SeatGeek’s business no longer utilizes a single processor to process transactions representing nearly all of its revenue.

“Some U.S. states prohibit the resale of event tickets . . .”, page 49

4.

We note your response to comment 15 and your amended disclosure on page 49. Please amend your risk factor to disclose, as you do on page 238, that you “are aware that some U.S. states do not enforce their restrictions on the resale of event tickets,” and “[w]ith the exception of such restrictions and laws, we comply in all material respects with all applicable laws and regulations.” Please also quantify the portion of your total revenue for states in which you do not comply with restrictions that are not enforced, if material. Please describe the risks, if any, that these states may determine to enforce these restrictions, and the impact on your business if this were to occur.

Response: We acknowledge the Staff’s comment and have revised the disclosures on page 49 of Amendment No. 2. We respectfully advise the Staff that we are aware that some U.S. states do not enforce their restrictions on the resale of event tickets. If certain of these states (Arkansas, Kentucky, Louisiana, Massachusetts, New Jersey and Rhode Island) were to begin to enforce their respective anti-scalping laws or other restrictions on the resale of event tickets, SeatGeek’s revenue in these states would decline. SeatGeek’s net revenues, on an aggregate basis, for these six states was approximately 5% of total net revenues for the nine months ended September 30, 2021, which we do not view as a material portion of SeatGeek’s net revenues. Moreover, any one state’s determination to enforce these restrictions would be independent of the other states.

Background of the Business Combination, page 125

5.

We note your response to comment 31. In an appropriate place in your filing, please quantify and describe all fees that have been received or will be received by Goldman Sachs, RedBird, and Credit Suisse related to their roles in facilitating or advising the parties to the business combination.

Response: We acknowledge the Staff’s comment and have revised the disclosures on page 124 and pages 126-127 of Amendment No. 2. The payment to RedBird BD, LLC is disclosed on page 23, pages 55-56 and page 133 of Amendment No. 2.

6.

We note your amended disclosure on your cover page that the Business Combination Agreement was amended on December 12, 2021. Please amend your background discussion to discuss the amendment, including any negotiations between the parties related to the amendment.

Response: We acknowledge the Staff’s comment and have revised the disclosures on page 135 of Amendment No. 2.

RedBall’s Board of Directors’ Reasons for the Business Combination, page 136

7.

We note your response to comment 35 that the materials referenced do not constitute reports, opinions or appraisals within the meaning of Item 1015, and your amended disclosure that “Crosslake and Deloitte were not asked and did not prepare any reports, opinion or appraisals relating to the consideration or the fairness of the consideration to be offered in the Business Combination.” Please provide a more detailed legal analysis explaining why the referenced materials do not constitute reports, opinions, or appraisals within the meaning of Item 1015. In this regard, we note that Item 4 of Form S-4 is not limited to the consideration or fairness of the consideration to be offered, and relates to a report, opinion or appraisal “materially relating” to the relevant transaction. Alternatively, amend your disclosure provide the information required by Item 1015(b) of Regulation M-A with respect to such materials.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that we do not believe any of the Due Diligence Summaries (as defined below) prepared as part of our broader due diligence review of SeatGeek constitute a “report, opinion or appraisal materially relating to the transaction” within the scope of Item 1015 of Regulation M-A and Item 4 of Form S-4. As disclosed in Amendment No. 2, in connection with our standard, ordinary course due diligence on SeatGeek, we engaged Crosslake Technologies, LLC (“Crosslake”) to conduct technical due diligence (the “Crosslake Due Diligence Summary”) and Deloitte Touche Tohmatsu Limited (“Deloitte”) to conduct tax due diligence and Quality of Earnings due diligence (each a “Deloitte Due Diligence Summary” and together with the Crosslake Due Diligence Summary, the “Due Diligence Summaries”). The Due Diligence Summaries were based on each of Crosslake’s and Deloitte’s respective review of materials and information provided by SeatGeek throughout the due diligence process. More specifically, in the case of Crosslake, review was based on discovery sessions with SeatGeek technology and product employees, and in the case of Deloitte, review was based on conference calls with SeatGeek employees and a review of various SeatGeek materials, including its U.S. Federal and state income tax returns and other information provided by SeatGeek during the diligence process. The Due Diligence Summaries were prepared to assist the RedBall Board in its standard, ordinary course review of certain aspects of SeatGeek’s business to get a better understanding of SeatGeek’s business.

As a result, Crosslake provided one due diligence summary which detailed its findings regarding the technological capabilities of SeatGeek. Deloitte prepared two due diligence summaries which provided findings on the tax considerations of the transactions and the Quality of Earnings of SeatGeek.

None of the Due Diligence Summaries opined on the value of SeatGeek’s assets or the fairness of the consideration offered in the Business Combination. Deloitte cautioned us that its tax due diligence was limited in scope and that they may not have identified all factors relevant to the Board’s decision-making process. Deloitte also cautioned us that its Quality of Earnings Due Diligence Summary was based on representations by SeatGeek which (i) Deloitte did not validate, (ii) about which Deloitte expressed no opinion, (iii) were not fact and (iv) should not be relied upon as indicative of future results. It further cautioned us not to place reliance on the prospective financial information contained therein and advised the RedBall Board to undertake its own review of the findings and materials provided by our legal advisors and KPMG LLP, SeatGeek’s independent auditor.

For further clarity as to why none of these Due Diligence Summaries constitute a “report, opinion or appraisal materially relating to the transaction” within the meaning of Item 1015 of Regulation M-A and Item 4 of Form S-4, the Due Diligence Summaries were limited to due diligence considerations which the RedBall Board, together with its representatives, considered among many other factors in arriving at its recommendation to approve the Business Combination, none of which in isolation was a controlling or decisive factor in in arriving at its recommendation to approve the Business Combination. None of the Due Diligence Summaries contained any valuation analysis or opinion or otherwise opined on the fairness or amount of consideration to be paid in connection with the Business Combination. The Due Diligence Summaries did not opine on the reasonableness of the terms of the Business Combination and neither of Crosslake nor Deloitte arrived at or provided any independent conclusions or made any recommendations regarding the value, soundness or desirability of the Business Combination. Neither of Crosslake nor Deloitte were informed of the terms of the business combination agreement entered into in connection with the Business Combination or the implied valuation of SeatGeek. The RedBall Board did not obtain a third-party valuation or fairness opinion, or any other “report, opinion or appraisal materially relating to the transaction” within the meaning of Item 1015 of Regulation M-A and Item 4 of Form S-4 in connection with the Business Combination. Instead, the RedBall Board determined that our directors and officers and our other representatives had substantial experience in evaluating the operating and financial merits of companies similar to SeatGeek, and relied on this experience in approving and recommending the Business Combination.

We note previous letters to the Staff in which similar disclosures regarding due diligence summaries were made and accepted by the Staff as not constituting “reports, opinions . . . or appraisals” within the meaning of Item 1015 of Regulation M-A. We respectfully direct the examiners to response letters written on behalf of Grab Holdings Limited and Seaport Global Acquisition Corp. See Letter from Grab Holdings Limited to Sec. and Exch. Comm’n (Nov. 12, 2021) (available on EDGAR); Letter from Seaport Global Acquisition Corp. to Sec. and Exch. Comm’n (Aug. 23, 2021) (available on EDGAR). In those instances, the Staff accepted that diligence summaries similar to the Due Diligence Summaries were not “reports, opinions . . . or appraisals” materially related to the transactions which would fall under Item 1015 of Regulation

M-A. Similarly, neither Crosslake nor Deloitte (i) were informed of any terms of the Business Combination or the implied valuation of SeatGeek, (ii) arrived at any conclusion or made any recommendation regarding the value of SeatGeek, (iii) advised the RedBall Board on whether to proceed or not proceed with the Business Combination, or (iv) advised on the fairness of the Business Combination or the consideration offered therein. Given these factors and the limited scope for which both Crosslake and Deloitte were engaged, we respectfully submit that none of the Due Diligence Summaries constitute a “report, opinion or appraisal materially relating to” the Business Combination and that therefore the requirements of Item 1015 of Regulation M-A and Item 4(b) of Form S-4 are not applicable to the Due Diligence Summaries.

In response to the Staff’s comment relating to Item 1015 of Regulation M-A, we have revised the disclosures on page 138 of Amendment No. 2 to clarify the nature of the Due Diligence Summaries (making it more clear that these summaries related solely to due diligence). The use of the word “reports” in describing the Due Diligence Summaries delivered by Crosslake and Deloitte was inadvertent, and not because such Due Diligence Summaries were considered “reports, opinions or appraisals” within the meaning of Item 1015 of Regulation M-A and Item 4 of Form S-4. With the understanding now that the Staff is looking to confirm whether or not disclosures pursuant to Item 1015(b) of Regulation M-A is required, given that for the reasons stated above we believe that the Due Diligence Summaries are not reports required to be disclosed pursuant to these requirements, we have revised the disclosures on page 138 of Amendment No. 2 to avoid any unnecessary confusion regarding the applicability of Item 1015(b) of Regulation M-A to the Due Diligence Summaries.

Projected Financial Information, page 141

8.

We note your disclosure cautioning investors “not to rely on such financial information” in making a decision regarding the business combination. While it may be appropriate to caution investors not to place undue reliance upon prospective financial information, it is not appropriate to tell readers to not rely upon them as you have included the disclosures. Please revise your disclosures accordingly.

Response: We acknowledge the Staff’s comment and have revised the disclosures on page 142 of Amendment No. 2.

U.S. Federal Income Tax Consequences

Mergers, page 190

9.

We note your response to comment 39 and your amended disclosure that U.S. Holders of RedBall Class A ordinary shares who receive New SeatGeek common stock in the Domestication and who do not elect to redeem their shares of New SeatGeek common stock will not have any U.S. federal income tax consequences as a result of the Mergers that effect the Business Combination. Because you disclose that the Mergers will be tax free, please disclose an opinion of counsel that supports this conclusion. Please also provide summary disclosure and revise your Questions and Answers section to briefly address these tax consequences. Refer to Item 601(b)(8) of Regulation S-K and Section III.A of Staff Legal Bulletin No. 19, available on our public website.

Response: We acknowledge the Staff’s comment and have revised the disclosures on page xxviii, pages 23-24 and page 192 of Amendment No. 2.

SeatGeek Platform Network Effects, page 230

10.

We note your response to comment 45, including your removal of the footnotes from the graphic on page 230. However, your statements in the graphic remain unchanged. With respect to any statements that are based on data from 2019, please update this information in your graphic. Alternatively, please tell us why you have removed these footnotes, and how doing so reflects the most current information for your company.

Response: We acknowledge the Staff’s comment and have further revised the statements in the graphic on page 229 and the disclosures on page 229 of Amendment No. 2.

Our Government Regulations, page 237

11.

We note your disclosure on page 228 that “[o]ur revenue in the United States, United Kingdom and Other was 76.2%, 15.1% and 8.7%, respectively, for the year ended December 31, 2020.” Given that your international operations represented a significant portion of your revenue, please amend your disclosure to briefly describe the international regulations to which you are subject, including whether you are in compliance with these regulations.

Response: We acknowledge the Staff’s comment and have revised the disclosures on page 238 of Amendment No. 2. We respectfully advise the Staff that the percentage of SeatGeek’s net revenue from its international operations for the year ended December 31, 2020 was an anomaly due to the impact of the COVID-19 pandemic on SeatGeek’s business, which is highly dependent upon live events being held. SeatGeek’s net revenue from the United Kingdom and Other on an aggregate basis was 5.2% and 6.4% of SeatGeek’s total revenue for the year ended December 31, 2019 and the nine months ended September 30, 2021, respectively, which we do not view as a material portion of SeatGeek’s total net revenue. Furthermore, SeatGeek’s international operations are focused on its Enterprise business and therefore are not subject to the same type or scope of anti-scalping and anti-resale laws as its operations in the United States, given it is not engaged in secondary market transactions in non-US locations, other than de minimis transactions in Canada.

General

12.

We note your response to comment 21, and your amended disclosure throughout your filing that “[r]egardless of the extent of redemptions, the shares of New SeatGeek common stock owned by non-redeeming public shareholders will have an implied value of $10.00 per share upon consummation of the Business Combination (based on trust account amount as of September 30, 2021).” Please tell us why you believe redemptions would never have an affect on the per share value of shares held by non-redeeming shareholders. In doing so, please address the impact of significant numbers of redemptions on the amount of money in your trust account, which would in turn impact the implied value of your common stock owned by non-redeeming public shareholders. Alternatively, please amend your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: We acknowledge the Staff’s comment and have revised the disclosures on pages 15-17 of Amendment No. 2.

*    *    *    *

Please direct any questions or comments regarding the foregoing or with respect to Amendment No. 2 to our counsel, John M. Bibona of Fried, Frank, Harris, Shriver & Jacobson LLP, at (212) 859-8539.

Very truly yours,

/s/ Alec Scheiner

Name: Alec Scheiner

Title:   Chief Executive Officer

cc:	Randi Lally, Fried, Frank, Harris, Shriver & Jacobson LLP

Roy Tannenbaum, Fried, Frank, Harris, Shriver & Jacobson LLP

Joshua Wechsler, Fried, Frank, Harris, Shriver & Jacobson LLP

John M. Bibona, Fried, Frank, Harris, Shriver & Jacobson LLP